[LETTERHEAD]


                                 March 30, 1999

Cofitras Entertainment, Inc.
476 East South Temple
Suite 205
Salt Lake City, Utah 84111


We were retained on March 22, 1999 to audit the financial statements for Cofitras Entertainment, Inc., as of and for the year ended December 31, 1998. Due to the shortness of time between the time we were retained and the filing due date and not receiving your accounting for 1998 and supporting documentation, we will not be able to complete our audit by the filing due date. We are not aware of any issues that will preclude us from completing our audit by the extension date of April 15, 1999.



                                                HANSEN, BARNETT & MAXWELL